Exhibit 99.1

Claude Resources Ramps up Regional Exploration at Seabee

'Drills 13.6 Grams of Gold per Tonne Over 3.0 Metres at Neptune Target'

Trading Symbols

TSX - CRJ

NYSE Amex - CGR

SASKATOON, March 24 /CNW/ - Claude Resources Inc. (TSX:CRJ) (NYSE Amex:CGR) ("Claude" or the "Company") today reported exploration results and plans from its surface drill program at the Neptune target, 6 kilometres north of the Seabee Minesite. The 14,400 hectare Seabee property is located 110 kilometres northeast of La Ronge, Saskatchewan and hosts the currently producing Seabee and Santoy 8 Gold Deposits.

In addition to exploration in the Santoy region during 2010 (See Claude News Release dated March 21st, 2011), exploration focused on the Pigeon Lake region and utilized geological, geochemical and geophysical surveys and historical drill data.  Based on the results, Claude outlined a high priority target, henceforth referred to as Neptune.

Results received for the two holes drilled during the 2010 drill program are presented in the table below.

HOLE ID	Target	FROM (m)	LENGTH (m)	Au (g/T)	Visible Gold
NEP-10-01	Neptune	223.00	1.00	0.98	yes
NEP-10-02	Neptune	228.00	3.00	13.60	yes

In 2010, two drillholes (NEP-10-001, NEP-10-002) targeted the down-dip extension of the Neptune trend whose gold-in-soil anomaly extends for 1.8 kilometres. The gold-in-soil anomaly exists along three sub-parallel trends spanning a width of at least 200 metres (To view a plan    map of the Neptune target please click on the following link http://www.clauderesources.com/html/operations/exploration/Seabee_Mine/Neptune/index.cfm). Peak soil values of 111 ppb were obtained from minus 80 mesh soil samples obtained over and adjacent to outcropping mineralization. Prospector channel and grab samples from outcropping quartz vein-hosted mineralization returned values of up to 18.23 grams per tonne.

Based on these encouraging results, Claude is currently in the process of completing a 15 hole, 3,000 metre surface drilling program on the Neptune target. The program is designed to test the 1.8 kilometre strike length of the soil anomaly to vertical depths of up to 250 metres. The targeted vein sets are situated proximal to the arenite-basalt contact, a regional structure that hosts gold mineralization at the Porky West and Porky Main deposits.  Initial drilling in 2010 revealed high gold grades associated with sheeted quartz veins within several prospective zones of alteration and veining hosted within both arenite and basalt-derived, biotite-chlorite schist.

"These two holes and surface sampling from the 2010 program have successfully confirmed near-surface gold mineralization associated with the Neptune soil anomaly. These results are very encouraging and we look to expand on them through the 2011 exploration program," stated Brian Skanderbeg, Vice President Exploration.

Assay results from the current drill program are expected to be received within 6 weeks.

Please visit www.clauderesources.com for plan maps of the Seabee Project and the Neptune target.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 930,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site and/or TSL Laboratories in Saskatoon. Duplicate check assays for assays completed at the Seabee mine were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric and/or screen fire finish. Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, has reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

For further information:

Neil McMillan, President & CEO

Phone: (306) 668-7505

or

Brian Skanderbeg, Vice President, Exploration

Phone: (306) 668-7505

Email: ir@clauderesources.com

Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 07:00e 24-MAR-11